                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                 For the fiscal year ended December 31, 1994              OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period from               to
         Commission file number

A.       Full title of the Plan:           LDI Corporation Retirement Savings
                                           Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
         LDI Corporation
         4770 Hinckley Industrial
         Parkway Cleveland, Ohio  44109

                             REQUIRED INFORMATION

The following financial statements and exhibits are filed as part of the annual report:

         A.      Financial Statements

                 Independent Auditors' Report

                 Statements of Net Assets and Participants' Equity as of December 31, 1994 and 1993

                 Statements of Earnings and Changes in Participants' Equity for the years ended December 31, 1994, 1993, and 1992

                 Notes to Financial Statements

                 Schedule I - Item 27a - Schedule of Assets Held for Investment Purposes

                 Schedule II - Item 27d -  Schedule of Reportable Transactions

         B.      Exhibit

                 Independent Auditors' Consent

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                     The LDI Corporation Retirement Savings Plan


                               By: /s/ Frank G. Skedel
                                   ---------------------------------------------
                                   Title:  Member, LDI Corporation Retirement
                                                       Savings Plan Committee

June 28, 1995


                                 EXHIBIT INDEX

                EXHIBIT DESCRIPTION                                                              PAGE NUMBER
                -------------------                                                              -----------
Exhibit 23      Independent Auditors' Consent                                                         18

                    LDI CORPORATION RETIREMENT SAVINGS PLAN

                              FINANCIAL STATEMENTS

             FOR THE YEARS ENDED DECEMBER 31, 1994, 1993, AND 1992

                    LDI CORPORATION RETIREMENT SAVINGS PLAN

                                    CONTENTS

                                                                                                      PAGE
                                                                                                      ----
INDEPENDENT AUDITORS' REPORT                                                                              5

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1994 AND 1993
 AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1994:
  Statements of Net Assets and Participants' Equity                                                     6-7
  Statements of Earnings and Changes in Participants' Equity                                           8-10
  Notes to Financial Statements                                                                       11-15

SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1994
 AND FOR THE YEAR THEN ENDED:
  Item 27a - Schedule of Assets Held for Investment Purposes                                             16
  Item 27d - Schedule of Reportable Transactions                                                         17

                          INDEPENDENT AUDITORS' REPORT


To the LDI Corporation Retirement Savings Plan Committee:

We have audited the accompanying financial statements of LDI Corporation Retirement Savings Plan (the "Plan") as of December 31, 1994 and 1993 and for each of the three years in the period ended December 31, 1994, listed in the Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets and participants' equity of the Plan at December 31, 1994 and 1993, and the earnings and changes in participants' equity for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Also, the supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets and participants' equity and the earnings and changes in participants' equity of the individual funds, and is not a required part of the basic financial statements. These supplemental schedules and the supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/Deloitte & Touche LLP


Deloitte & Touche LLP
Cleveland, Ohio
June 23, 1995

LDI CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AND PARTICIPANTS' EQUITY
DECEMBER 31, 1994
- ------------------------------------------------------------------------------------------------------------------------------------
                                                SUPPLEMENTAL INFORMATION BY FUND
- ------------------------------------------------------------------------------------------------------------------------------------
                                     LDI      MONEY              DOMESTIC     GLOBAL   GUARANTEED PARTICIPANT
                                    STOCK    MARKET     BOND      EQUITY      EQUITY   INVESTMENT    LOAN      PENSION
                                    FUND      FUND      FUND       FUND        FUND       FUND       FUND        FUND      TOTAL
                                 --------  --------  --------  ----------  ----------  --------    --------  ----------  ----------
ASSETS:
Cash                                                                                             $       68              $       68
Investments
  LDI Corporation Common Stock   $232,132                                                                                   232,132
  Mutual Funds:
  Cash Mgmt. Trust of America              $521,444                                                                         521,444
  Bond Fund of America                               $453,149                                                               453,149
  Investment Co. of America                                    $1,646,404                                                 1,646,404
  New Perspective                                                          $1,293,510                                     1,293,510
  NCC Money Market Funds           11,602    38,177    13,813      29,577      27,764                                       120,933
  NCC Capital Preservation Fund                                                         $42,307                              42,307
  Insurance Contracts                                                                   189,694                             189,694
  Participant Loans Receivable                                                                      312,641                 312,641

Contributions Receivable:
  Employer                          1,401     2,016     3,092       6,784       5,931                                        19,224
  Participants                      2,735     5,100     7,471      15,379      14,470                                        45,155
Fund Transfers Receivable                    81,232    39,108      34,305                                                   154,645
Assets to be Transferred
  from Pension Plan                                                                                          $4,010,000   4,010,000
Accrued Interest and Other                       26     3,175         367       1,754                                         5,322
                                 --------  --------  --------  ----------  ----------  --------    --------  ----------  ----------
Total                             247,870   647,995   519,808   1,732,816   1,343,429   232,001     312,709   4,010,000   9,046,628
LIABILITIES:
Cash overdraft                                                                           (51,861)                           (51,861)
Fund Transfers Payable             (7,306)                                    (57,540)   (6,558)    (83,241)               (154,645)
                                 --------  --------  --------  ----------  ----------  --------    --------  ----------  ----------
PARTICIPANTS' EQUITY             $240,564  $647,995  $519,808  $1,732,816  $1,285,889  $173,582    $229,468  $4,010,000  $8,840,122
                                 ========  ========  ========  ==========  ==========  ========    ========  ==========  ==========



See the accompanying notes to financial statements.

LDI CORPORATION
RETIREMENT SAVINGS PLAN
- -----------------------
STATEMENT OF NET ASSETS AND PARTICIPANTS' EQUITY
DECEMBER 31, 1993
- ------------------------------------------------------------------------------------------------------------------------------
                                                SUPPLEMENTAL INFORMATION BY FUND
- ------------------------------------------------------------------------------------------------------------------------------
                                      LDI       MONEY                DOMESTIC      GLOBAL    GUARANTEED PARTICIPANT
                                     STOCK     MARKET      BOND       EQUITY       EQUITY    INVESTMENT    LOAN
                                     FUND       FUND       FUND        FUND         FUND        FUND       FUND      TOTAL
                                   --------   --------   --------   ----------   ----------   --------   --------   ----------
ASSETS:
Cash                                                                                                     $53,127    $   53,127
Investments:
  LDI Corporation Common Stock     $456,344                                                                            456,344
Mutual Funds:
  Cash Mgmt. Trust of America                 $594,596                                                                 594,596
  Bond Fund of America                                   $864,397                                                      864,397
  Investment Co. of America                                          $2,680,423                                      2,680,423
  New Perspective                                                                $1,297,598                          1,297,598
  NCC Money Market Funds                        12,443     32,083        42,997      36,954                            124,477
  NCC Capital
     Preservation Fund                                                                         $54,080                  54,080
  Federated Trust for U.S.
     Treasury Obligations           179,699                                                     43,474                 223,173
  Insurance Contracts                                                                          177,848                 177,848
  Participant Loans Receivbable                                                                           344,886      344,886
Contributions Receivable:
  Employer                            5,144      3,584      6,479       11,373        7,278                             33,858
  Participants                        9,615      8,236     13,522       24,925       17,070                             73,368
Fund Transfers Receivable             5,645      2,526     14,794       21,597       19,012         36                  63,610
Accrued Interest and Other              414      1,320     19,615           65        7,440      1,277                  30,131
                                   --------   --------   --------   ----------   ----------   --------   --------   ---------
Total                               656,861    622,705    950,890    2,781,380    1,385,352    276,715    398,013    7,071,916
Fund Transfers Payable                                                                                    (63,610)     (63,610)
                                   --------   --------   --------   ----------   ----------   --------   --------   ----------
PARTICIPANTS' EQUITY               $656,861   $622,705   $950,890   $2,781,380   $1,385,352   $276,715   $334,403   $7,008,306
                                   ========   ========   ========   ==========   ==========   ========   ========   ==========

See the accompanying notes to financial statements.

LDI CORPORATION
RETIREMENT SAVINGS PLAN
- -----------------------
STATEMENT OF EARNINGS AND CHANGES IN PARTICIPANTS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 1994
- -----------------------------------------------------------------------------------------------------------------------------------
                                                SUPPLEMENTAL INFORMATION BY FUND
- -----------------------------------------------------------------------------------------------------------------------------------
                             LDI        MONEY                 DOMESTIC     GLOBAL    GUARANTEED  PARTICIPANT
                            STOCK       MARKET     BOND        EQUITY      EQUITY    INVESTMENT     LOAN      PENSION
                             FUND        FUND      FUND         FUND       FUND          FUND       FUND        FUND       TOTAL
                            --------   --------   --------   ----------   ----------   --------   --------   ----------  ----------
ADDITIONS:
Investment Income:
   Interest                 $  6,510   $    518   $  1,141   $    3,265   $    2,000   $ 14,237   $ 20,342   $           $   48,013
   Dividends                   2,608     19,318     55,573      120,842       96,946                                        295,287
Net Appreciation
  (Depreciation) in Fair
  Value of Investments      (214,065)              (97,142)    (108,071)     (50,420)                                      (469,698)
Contributions:
  Participants                73,566     82,865    154,312      366,325      323,643                                      1,000,711
  Employer Matching           38,026     36,700     66,895      159,810      133,205                                        434,636
Rollover Contributions Received          17,471        227       11,045       27,405                                         56,148
Assets to be Transferred
  from Pension Plan                                                                                          $4,010,000   4,010,000
                            --------   --------   --------   ----------   ----------   --------   --------   ----------  ----------
Total                        (93,355)   156,872    181,006      553,216      532,779     14,237     20,342    4,010,000   5,375,097

DEDUCTIONS:
Distributions to
   Participants             (234,890)  (216,462)  (308,682)    (982,528)    (653,478)   (89,406)                         (2,485,446)
Transfers to MRK Plan         (4,901)   (92,794)  (125,601)    (415,575)    (418,964)                                    (1,057,835)
                            --------   --------   --------   ----------   ----------   --------   --------   ----------  ----------
Total                       (239,791)  (309,256)  (434,283)  (1,398,103)  (1,072,442)   (89,406)                         (3,543,281)

                            --------   --------   --------   ----------   ----------   --------   --------   ----------  ----------
FUND TRANSFERS-NET           (83,151)   177,674   (177,805)    (203,677)    440,200   (27,964)   (125,277)                        0
                            --------   --------   --------   ----------   ----------   --------   --------   ----------  ----------
CHANGE IN PARTICIPANTS'
   EQUITY                   (416,297)    25,290   (431,082)  (1,048,564)    (99,463)  (103,133) (104,935)     4,010,000   1,831,816
BEGINNING PARTICIPANTS'
   EQUITY                    656,861    622,705    950,890    2,781,380    1,385,352    276,715   334,403             0   7,008,306
                            --------   --------   --------   ----------   ----------   --------   --------   ----------  ----------
ENDING PARTICIPANTS' EQUITY $240,564   $647,995   $519,808   $1,732,816   $1,285,889   $173,582   $229,468   $4,010,000  $8,840,122
                            ========   ========   ========   ==========   ==========   ========   ========   ==========  ==========


See the accompanying notes to financial statements.

LDI CORPORATION
RETIREMENT SAVINGS PLAN
- -----------------------
STATEMENT OF EARNINGS AND CHANGES IN PARTICIPANTS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 1993
- -----------------------------------------------------------------------------------------------------------------------------------
                                                SUPPLEMENTAL INFORMATION BY FUND
- -----------------------------------------------------------------------------------------------------------------------------------
                                                  MONEY                 DOMESTIC     GLOBAL    GUARANTEED  PARTICIPANT
                                    LDI STOCK    MARKET      BOND        EQUITY      EQUITY    INVESTMENT     LOAN
                                      FUND        FUND       FUND         FUND       FUND          FUND       FUND       TOTAL
                                     --------   --------   --------  ----------   ----------    --------    --------   ----------
ADDITIONS:
Investment Income:
   Interest                            $3,628    $ 2,007    $ 2,507       $3,712      $1,861     $22,124     $25,793      $61,632
   Dividends                            7,823     12,564     70,358      163,782      46,172                              300,699
Net Appreciation (Depreciation) in
 Fair Value of Investments            (16,298)                7,456      104,372     170,967                              266,497
Contributions:
  Participants                        115,050    120,243    194,031      474,915     229,415                            1,133,654
  Employer Matching                    73,083     54,120     87,057      206,789      98,450                              519,499
Rollover Contributions Received           217     13,219     62,615       11,213      12,111                               99,375
                                     --------   --------   --------  ----------   ----------    --------    --------   ----------
Total                                 183,503    202,153    424,024      964,783     558,976      22,124      25,793    2,381,356

DEDUCTION:
Distributions to Participants         (50,052)  (109,397)  (154,380)   (385,265)    (129,142)    (40,892)                (869,128)

FUND TRANSFERS-NET                    (26,416)    (6,954)    96,617    (114,889)     188,053     (83,184)    (53,227)           0
                                     --------   --------   --------  ----------   ----------    --------    --------   ----------

CHANGE IN PARTICIPANTS' EQUITY        107,035     85,802    366,261     464,629      617,887    (101,952)    (27,434)   1,512,228

BEGINNING PARTICIPANTS' EQUITY        549,826    536,903    584,629   2,316,751      767,465     378,667     361,837    5,496,078
                                     --------   --------   --------  ----------   ----------    --------    --------   ----------

ENDING PARTICIPANTS' EQUITY          $656,861   $622,705   $950,890  $2,781,380   $1,385,352    $276,715    $334,403   $7,008,306
                                     ========   ========   ========  ==========   ==========    ========    ========   ==========


See the accompanying notes to financial statements.

LDI CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENT OF EARNINGS AND CHANGES IN PARTICIPANTS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 1992

- ------------------------------------------------------------------------------------------------------------------------------------
                                                SUPPLEMENTAL INFORMATION BY FUND
- ------------------------------------------------------------------------------------------------------------------------------------
                                       LDI       MONEY                  DOMESTIC      GLOBAL    GUARANTEED   PARTICIPANT
                                      STOCK     MARKET       BOND        EQUITY       EQUITY    INVESTMENT     LOAN
                                      FUND       FUND        FUND         FUND         FUND        FUND        FUND         TOTAL
                                    --------   --------    --------    ----------    --------    --------    --------    ----------
ADDITIONS:
Investment Income:
  Interest                         $  1,068    $  1,869    $  2,039    $    5,376    $  2,214    $ 32,847    $ 20,876    $   66,289
  Dividends                                       7,820      30,852        89,829      13,411                               141,912
Net Appreciation (Depreciation)
  in Fair Value of Investments     (476,022)                  8,370        48,900       3,413                              (415,339)
Contributions:
  Participants                      105,386      97,590     142,984       450,069     187,059                               983,088
  Employer Matching                  54,909      46,910      64,519       199,287      83,364                               448,989
Rollover Contributions Received      25,654      16,180      35,072       119,068      18,061                               214,035
                                   --------    --------    --------    ----------    --------    --------    --------    ----------
Total                              (289,005)    170,369     283,836       912,529     307,522      32,847      20,876     1,438,974

DEDUCTION:
Distributions to Participants       (83,875)    (73,860)    (46,027)     (198,115)    (56,841)   (120,234)                 (578,952)

FUND TRANSFERS-NET                  (76,987)    180,108      54,105      (106,847)    (14,816)   (171,448)    135,885             0
                                   --------    --------    --------    ----------    --------    --------    --------    ----------

CHANGE IN PARTICIPANTS' EQUITY     (449,867)    276,617     291,914       607,567     235,865    (258,835)    156,761       860,022

BEGINNING PARTICIPANTS' EQUITY      999,693     260,286     292,715     1,709,184     531,600     637,502     205,076     4,636,056
                                   --------    --------    --------    ----------    --------    --------    --------    ----------

ENDING PARTICIPANTS' EQUITY        $549,826    $536,903    $584,629    $2,316,751    $767,465    $378,667    $361,837    $5,496,078
                                   ========    ========    ========    ==========    ========    ========    ========    ==========

See the accompanying notes to financial statements.

LDI CORPORATION
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

1.       DESCRIPTION OF THE PLAN

         The following brief description of the LDI Corporation Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

         GENERAL - The Plan was established by LDI Corporation (the "Company") effective November 1, 1987 and was amended and restated in its entirety, effective January 1, 1989. The Plan is subject to the minimum participation and vesting standards and the fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974.

         ADMINISTRATION - The Plan is administered by the Company. The assets of the various funds are maintained and administered by a bank acting as Trustee. The Trustee is responsible for the custody of assets and the investment of the funds, as directed by the participants, including the purchase of shares of LDI Corporation common stock.

         ELIGIBILITY - All full time salaried employees of the Company are eligible to participate in the Plan. Employees of the Company become eligible to participate in the Plan beginning January 1, April 1, July 1 or October 1 after completion of six consecutive months of employment with the Company.

         EMPLOYEE PARTICIPATION AND CONTRIBUTIONS - Eligible employees must satisfy applicable service requirements for participation and may make contributions from their compensation; however, employees may also participate in Employer Special Contributions without making contributions from their compensation. Eligible employees ("Contributing Participants") may have the employer reduce their compensation and contribute an amount equal to such reductions to the LDI Corporation Retirement Savings Plan Trust (the "Trust") established and maintained in conjunction with the Plan, pursuant to a Compensation Deferral Agreement (as defined in the Plan) (such contributions being hereinafter referred to as "Participant Elected Contributions").

         Participant Elected Contributions may be in any whole percentage of compensation not in excess of 10%. Subject to this limitation, an individual may initiate or revise the level of Participant Elected Contributions beginning with the first payroll period after any January 1, April 1, July 1, or October 1 by filing a written election with the Company at least 30 days prior to that date.

         A Contributing Participant may completely suspend all Participant Elected Contributions by filing written notice with the Company at least 30 days in advance of the first day of the payroll period in which the suspension is to become effective. A participant who has suspended Participant Elected Contributions may resume making Participant Elected Contributions beginning with the first payroll period following any subsequent January 1, April 1, July 1, or October 1 by filing a written application with the Company at least 30 days prior to such date, provided the participant is then an eligible employee of the Company.

         For 1994, a participant's Participant Elected Contributions could not exceed $9,240. In subsequent years, this limitation is subject to adjustment. In addition, in the case of any Contributing Participant who is considered to be a "highly compensated employee" within the meaning of Section 414(q) of the Internal Revenue Code of 1986, as amended, the maximum amount of such participant's Participant Elected Contributions for a plan year may be further limited by the anti-discrimination provisions of Section 401(k) of the Code.

         EMPLOYER MATCHING CONTRIBUTIONS. The Company will make contributions to the Trust on behalf of a Contributing Participant who makes Participant Elected Contributions to the Trust in accordance with the following schedule:

              EMPLOYEE CONTRIBUTION                                       EMPLOYER MATCHING
                % OF COMPENSATION                                         % OF COMPENSATION
                -----------------                                         -----------------
                        4%                                                        2.75%
                        3%                                                        2.25%
                        2%                                                        1.75%
                        1%                                                        1.00%

         EMPLOYER SPECIAL CONTRIBUTIONS. The Company, in its discretion, also may make other contributions to the Trust for a plan year on behalf of eligible employees.

         INVESTMENT OF CONTRIBUTIONS AND OPERATION OF THE TRUST FUND. All contributions made pursuant to the Plan and all earnings thereon will be held in the Trust. The Company's Board of Directors has selected and entered into an agreement with National City Bank, Cleveland, Ohio, as trustee of the Trust. This agreement sets forth the responsibilities and duties of the Trustee with respect to the Trust Fund. Upon 60 days prior notice, the Trustee may resign or may be terminated by the Company with or without cause.

         The Plan has the following six investment options:

                  (a) The LDI Stock Fund is invested primarily in shares of common stock of the Company. Assets may also be invested on an interim basis in short-term investments. The Fund is managed by the Plan Trustee, National City Bank. At December 31, 1994, there were 99 participants in this fund.

                  (b) The Money Market Fund, "The Cash Management Trust of America," seeks to provide income on cash reserves, while preserving capital and maintaining liquidity, through investment in high quality money market instruments. The Cash Management Trust of America is a member of the American Funds Group and is managed by Capital Research and Management Company ("CRMC"). Assets may also be invested on an interim basis in other short-term investments. At December 31, 1994, there were 104 participants in this fund.

                  (c) The Bond Fund, "The Bond Fund of America," seeks a high level of current income consistent with the preservation of capital through a diversified portfolio of bonds and other fixed-income obligations. The Fund is also a member of the American Funds Group and is managed by CRMC. Assets may also be invested on an interim basis in short-term investments. At December 31, 1994, there were 138 participants in this fund.

                  (d) The Domestic Equity Fund, "The Investment Company of America," seeks long-term growth of capital and income, through investment in a broadly-diversified portfolio consisting principally of common stocks. The Fund is also a member of the American Funds Group and is managed by CRMC. Assets may also be invested on an interim basis in short-term investments. At December 31, 1994, there were 201 participants in this fund.

                  (e) The Global Equity Fund, "New Perspective Fund," seeks long-term growth of capital, through investments on a global basis in a diversified portfolio consisting primarily of common stocks. The Fund is also a member of the American Funds Group and is managed by CRMC. Assets may also be invested on an interim basis in short-term investments. At December 31, 1994, there were 188 participants in this fund.

                  (f) The Participant Loan Fund makes loans to participants in accordance with the Plan provisions. At December 31, 1994, there were 49 participants in this fund.

Prior to July 1, 1991, participants could also invest in the Guaranteed Investment Fund which consists of the NCC Capital Preservation Fund and contracts issued by a life insurance company selected from time to time by the Pension Investment and Retirement Savings Investment Committee (the "Committee"). The insurance company guarantees a cumulative interest rate each year for all contributions during such year. The interest rates fixed in each year are guaranteed for the life of the Company's contract with such insurance company, generally three to five years.

New contributions made to the Plan after July 1, 1991 can no longer be directed to the Guaranteed Investment Fund. Those employees who have invested in the Guaranteed Investment Fund can elect to keep their prior contributions in the Fund or move such funds to the Domestic or Global Equity Funds and/or the LDI Stock Fund.

Participants may direct the Company in writing to allocate their Participant Elected Contributions, the Employer Matching Contributions, the Rollover Contributions from other plans and the Employer Special Contributions on their behalf for investment in any of the Investment Funds in increments of 10%.

VESTING AND DISTRIBUTIONS. All Participant Elected Contributions and earnings thereon are immediately and fully vested. Employer Matching Contributions and Employer Special Contributions by the Company vest at a rate of 20% for each year of eligibility service (as defined), becoming completely vested after five years of service, upon retirement, death, or permanent and total disability, whichever occurs first.

PARTICIPANT LOANS. The Plan permits participants to borrow a minimum of $500 and a maximum of $50,000, up to one-half of the participant's vested account balance, for a term of one to five years, and at a market rate of interest. Participants may borrow from the value of their balances invested in their various investment funds. The participant's balance in each investment fund shall be reduced by a pro-rata portion of any loan made to such participant. Loan repayments are invested on the same pro-rata basis as the borrower has directed the investment of their current Plan contributions.

FORFEITURES. If a participant terminates employment with the Company for any reason other than retirement, permanent disability or death, the portion of the matching contributions by the Company which is not vested at the time of termination is forfeited. All forfeitures are credited against the succeeding Company contribution to the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING - Each Fund of the Trust is accounted for separately. The accounts of these Funds are maintained, and the accompanying financial statements have been prepared, on the accrual basis of accounting.

VALUATION OF INVESTMENTS - Investments have been accounted for on a trade-date basis. LDI Corporation common stock is stated at fair value as measured by the year-end closing price listed on the NASDAQ System. Mutual funds are stated at fair value as determined by the Trustee based upon the market values of the underlying assets of the funds. Guaranteed insurance contracts are stated at contract value which represents cost plus accumulated interest less withdrawals. Participant loans receivable are stated at face value, which approximates fair value.

INCOME TAX STATUS - The Plan obtained its latest determination letter dated August 5, 1988, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the requirements of the Internal Revenue Code. The Plan has been amended since the determination letter was received. However, the LDI Corporation Retirement Savings Plan Committee believes that the Plan is in compliance with the applicable requirements of the Code.

BENEFITS PAYABLE - Benefits are recorded by the Plan when they are paid to the participant. At December 31, 1994 and 1993, participants who have withdrawn from the Plan were due $828,000 and $248,000, respectively.

EXPENSES - Expenses in connection with administration of the Plan are paid by the Company, which, for the years ended December 31, 1994, 1993, and 1992 were not material.

3. NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

Net appreciation (depreciation) in fair value of investments for the years ended December 31, 1994, 1993, and 1992 consisted of the following:

                                                             1994           1993            1992
                                                          ---------       --------        -------
LDI Stock Fund - LDI Corporation
  Common Stock                                            $(214,065)      $(16,298)     $(476,022)
Bond Fund - Bond Fund of America                            (97,142)         7,456          8,370
Domestic Equity Fund - Investment Company of America       (108,071)       104,372         48,900
Global Equity Fund - New Perspective Fund                   (50,420)      (170,967)         3,413

4. SECURITY TRANSACTIONS WITH PARTY-IN-INTEREST

The LDI Stock Fund invests in shares of common stock of LDI Corporation. There were 34,654 shares acquired during 1994. No shares were purchased in 1993 or 1992. No shares were sold during 1994 or 1993. The value of shares sold during 1992 was not material.

5. PLAN TERMINATION

The Plan was adopted with the expectation that it will continue indefinitely. The Board of Directors of the Company may, however, terminate the Plan at any time and may amend the Plan from time to time. In the event of termination of the Plan, the value of employer contributions made on behalf of the participants will become fully vested.

6. STRATEGIC REALIGNMENT

During 1994, the Board of Directors of the Company determined the need to commence a strategic realignment of operations of the Company and to discontinue certain business segments. The strategic plan included the sales or other divestiture of certain product lines and non-strategic businesses. As a result, participation in the Plan during 1994 was substantially reduced due to employee terminations and business divestitures. The Board of Directors amended the Plan to fully vest the account balances of all participants that incurred a separation from service with the Company during the period from March l through June 30, 1994 or that are eligible for benefits under the "Phase II - Transitional Employees" portion of the "Corporate Personnel Restructuring Program" adopted by the Board on March 7, 1994.

As part of the strategic plan, on May 31, 1994, the Company sold to the predecessor of MRK Technologies, Ltd. ("MRK"), substantially all of the assets of a subsidiary and a division. Michael R. Kennedy, who is a principal shareholder of the Company and formerly a member of the Committee, is the Chairman and Chief Executive Officer and one of the principal members of MRK. In conjunction with the sale, certain employees were terminated by the Company and hired by MRK. Pursuant to the agreement between the Company and MRK, the participants' accounts and related assets of the Plan for these employees were transferred from the Plan to the MRK Retirement Savings Plan (the "MRK Plan").

7.  PLAN RECEIVABLE

The Board of Directors of the Company, in conjunction with the strategic realignment, decided to merge the LDI Corporation Pension Plan and Trust ("Pension Plan") into the Plan. This Plan will incorporate a new fund known as the Pension Fund, a nonparticipant-directed investment fund. The Pension Plan assets had not transferred as of December 31, 1994 and therefore amounts due from the Pension Plan were reflected in the Plan's financial statements for 1994 in the Pension Fund column. The amounts due from the Pension Plan at December 31, 1994 represent the Pension Plan's estimated net assets available for benefits at that date. The assets transferred will include actual investment net earnings of the Pension Plan less distributions to participants and other deductions through the date of transfer.

LDI CORPORATION
RETIREMENT SAVINGS PLAN

SCHEDULE I
ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF DECEMBER 31,
1994

               (a)            (b)                            (c)                       (d)          (e)
                                                                                                   CURRENT
                          ISSUER/DESCRIPTION OF INVESTMENT                            COST          VALUE
                          --------------------------------                          --------      ----------
                          LDI STOCK FUND:
                  *         LDI Corporation Common Stock (59,905 shares)            $ 533,387      $ 232,132
                  *         Federated Trust for U.S. Treasury Obligations              11,602         11,602
                                                                                    ---------      ---------
                          Total LDI Stock Fund                                        544,989         243,734
                                                                                     --------      ----------

                          MONEY MARKET FUND:
                  *         NCC Money Market Funds                                     38,177         38,177
                            Cash Management Trust of America                          521,444        521,444
                                                                                   ----------     ----------
                          Total Money Market Fund                                     559,621        559,621
                                                                                   ----------     ----------

                          BOND FUND:
                  *         NCC Money Market Funds                                     13,813         13,813
                            Bond Fund of America                                      496,627        453,149
                                                                                   ----------     ----------
                          Total Bond Fund                                             510,440        466,962
                                                                                   ----------     ----------

                          DOMESTIC EQUITY FUND:
                  *         NCC Money Market Funds                                     29,577         29,577
                            Investment Company of America                           1,605,615      1,646,404
                                                                                   ----------      ---------
                          Total Domestic Equity Fund                                1,635,192      1,675,981
                                                                                   ----------      ---------

                          GLOBAL EQUITY FUND:
                  *         NCC Money Market Funds                                     27,764         27,764
                            New Perspective Fund, Inc.                              1,225,335      1,293,510
                                                                                   ----------     ----------
                          Total Global Equity Fund                                  1,253,099      1,321,274
                                                                                   ----------     ----------

                          GUARANTEED INVESTMENT FUND:
                            Insurance Contracts with Hartford Life Insurance
                              Company                                                 189,694        189,694
                  *         NCC Capital Preservation Fund                              42,307         42,307
                                                                                   ----------     ----------
                          Total Guaranteed Investment Fund                            232,001        232,001
                                                                                   ----------     ----------

                          LOANS TO PARTICIPANTS (7.0% - 9.5%)                               0        312,641
                                                                                 --------------   ----------

                          TOTAL INVESTMENTS                                        $4,735,342     $4,812,214
                                                                                   ==========     ==========

                  * Party-in-Interest Investments.

LDI CORPORATION RETIREMENT SAVINGS PLAN

SCHEDULE II
ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1994
        (a)                           (b)                     (c)            (d)     (e)      (f)    (g)          (h)        (i)
                                                                                                                CURRENT      NET
IDENTITY OF PARTY INVOLVED    DESCRIPTION OF ASSET          PURCHASE       SELLING  LEASE   EXPENSE COST OF     VALUE OF     GAIN OR
                                                             PRICE          PRICE   RENTAL INCURRED  ASSET        ASSET      (LOSS)
- ------------------------------------------------------------------------------------------------------------------------------------
Series of Transactions:
- ----------------------
Bond Fund of America        Shares of Mutual Fund                      $  589,450           None   $  619,015  $  589,450  $(29,565)
Investment Company of
America                     Shares of Mutual Fund         $ 539,800                         None      539,800  $  539,800       N/A
Investment Company of
America                     Shares of Mutual Fund                       1,465,750           None    1,361,208   1,465,750   104,542
New Perspective Fund,       Shares of Mutual Fund           817,109                         None      817,109     817,109       N/A
Inc.
New Perspective Funds,      Shares of Mutual Fund                         770,775           None      684,841     770,775    85,934
Inc.
NCC Money Market Funds      Shares of Money Market Fund   3,736,817                         None    3,736,817   3,736,817       N/A
NCC Money Market Funds      Shares of Money Market Fund                 3,653,932           None    3,653,932   3,653,932      None
National City Bank          Units of Fed. Trust for U.S.
                            Treasury Obligations          1,012,278                         None    1,012,278   1,012,278       N/A
National City Bank          Units of Fed. Trust for U.S.
                            Treasury Obligations                        1,235,550           None    1,235,550   1,235,550      None

Individual Transactions:
- ------------------------
Investment Company of
America                     Shares of Mutual Fund                         584,882           None      549,167     584,882    35,715
New Perspective Funds,      Shares of Mutual Fund                         395,600           None      353,157     395,600    42,443
Inc.
